Room 4561

March 8, 2007

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

     Re: **Pacific Webworks, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 31, 2006

Dear Mr. Larsen:

We have reviewed your response to our comment letter dated December 13, 2006 in connection with the above referenced filing and have the following comments.   In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Revenue Recognition, pages 20-21

1.   Please revise your disclosures in your next periodic report to clearly indicate whether you deliver any software to your customers and explain how SOP 97-2 is applied, if applicable. In addition, revise your future disclosures to provide robust disclosures regarding how you allocate revenue to the various elements included in your arrangements whether under SOP 97-2 or in accordance with EITF 00-21; and

2.   It is still not apparent how you conclude that fees in your arrangements are collectible at the time of revenue recognition for monthly billings that may be declined or result in insufficient funds on the part of your customers. Given the frequency in which these payments are rejected, it appears that a more appropriate accounting model may be to record this revenue upon cash receipt. Tell us how you considered this model.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief